

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 7, 2009

George S. Davis
Chief Financial Officer
Applied Materials, Inc.
3050 Bowers Avenue,
P.O. Box 58039
Santa Clara, CA 95052-8039

> **Re: Applied Materials, Inc.**
> **Form 10-K for the fiscal year ended October 26, 2008**
> **Filed December 12, 2008**
> **File No. 000-06920**

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief